UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 333-267453

TIAN’AN TECHNOLOGY GROUP LTD.

(Translation of registrant’s name into English)

Room 399, No. 1, Lane 120,

Hongjing Road, Minhang District

Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On August 19, 2025, Tian’an Technology Group Ltd. (the “Company”) released its unaudited condensed interim consolidated statements of financial position for the 6-month period ended on June 30, 2025 and related footnotes, which are set forth below:

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
ASSETS

Current Assets:
Cash	$13,954	$133,479
Accounts receivable	97,026	76,272
Accounts receivable - related party	67	14,632
Other receivables	5,796	-
Inventories	28,605	2,422
Advance to suppliers	621,346	798,851

TOTAL ASSETS	$766,794	$1,025,656

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$1,138	$-
Payroll payable	13,041	8,801
Taxes payable	4,533	18,545
Advance from customers	43,916	145,651
Due to related parties	619,277	734,095
Other payables	44,426	98,536

Total Current Liabilities	726,331	1,005,628

Commitments and Contingencies	-	-

Stockholders’ Equity:
Common stock, no par value, 100,000,000 shares authorized; 45,518,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024.	-	-
Additional paid-in capital	607,200	607,200
Accumulated deficits	(589,643)	(609,758)
Other comprehensive income	22,906	22,586

Total Stockholders’ Equity	40,463	20,028

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$766,794	$1,025,656

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the Six Months Ended June 30,
	2025	2024

Revenue	$460,939	$54,720
Revenue - related parties	10,259	78,032
	471,198	132,752

Cost of revenue	300,395	31,588
Cost of revenue - related parties	7,925	44,705
	308,320	76,293

Gross profit	162,878	56,459

Operating expenses:
Selling and marketing	26,860	18,356
General and administrative	115,390	140,678

Total operating expenses	142,250	159,034

Income (loss) from operations	20,628	(102,575)

Other income (loss):
Interest income, net	25	9
Other expense, net	(538)	(583)
Other loss, net	(513)	(574)

Income (loss) before income taxes	20,115	(103,149)

Income taxes	-	-
Net income (loss)	20,115	(103,149)
Other comprehensive income (loss):
Foreign currency translation adjustment	320	3,017

Comprehensive income (loss)	$20,435	$(100,132)

Earnings (loss) per common share, basic and diluted	$0.00	$(0.00)

Weighted average number of shares outstanding, basic and diluted	45,518,000	45,501,016

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional		Other
	Number of Shares	Common Stock	Paid-in Capital	Accumulated Deficits	Comprehensive Income	Total
Balance at December 31, 2023	45,000,000	$-	$500,000	$(1,064,348)	$20,384	$(543,964)
Net income	-	-	-	454,590	-	454,590
Issuance of new shares	518,000	-	107,200	-	-	107,200
Foreign currency translation adjustment	-	-	-	-	2,202	2,202
Balance at December 31, 2024	45,518,000	-	607,200	(609,758)	22,586	20,028
Net income	-	-	-	20,115	-	20,115
Foreign currency translation adjustment	-	-	-	-	320	320
Balance at June 30, 2025	45,518,000	$-	$607,200	$(589,643)	$22,906	$40,463

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$20,115	$(103,149)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in Operating Activities:
Depreciation and amortization	-	52
Accounts receivable	(20,239)	1,835
Accounts receivable - related party	14,437	-
Other receivables	(5,725)	-
Inventories	(25,854)	-
Advance to suppliers	178,059	46,268
Accounts payable	1,124	-
Advance from customers	(100,986)	151,455
Advance from customers - related party	-	(174,858)
Payroll payable	4,159	121
Taxes payable	(13,904)	2,292
Other payables	(53,783)	(88,712)

Net Cash Used in Operating Activities	(2,597)	(164,696)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related parties	41,266	177,564
Repayments to related parties	(157,185)	-

Net Cash Provided by (Used in) Financing Activities	(115,919)	177,564

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	-	(1,868)

Net Cash Used in Investing Activities	-	(1,868)

Effect Of Exchange Rate Changes On Cash	(1,009)	(51)

Net increase (decrease) in Cash	(119,525)	10,949
Cash, beginning of period	133,479	3,058

Cash, end of period	$13,954	$14,007

Supplemental Disclosure Of Cash Flow Information:
Interest	$25	$9
Income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements encompass the financial data of Tian’an Technology Group Ltd. (“Tian’an”), a holding company incorporated in the British Virgin Islands on April 8, 2021; Yunke Jingrong Information Technology Co., Ltd., a holding company established in Hong Kong on October 27, 2021 and changed its name as Tian’an Technology Group (HK) Limited (“Tian’an HK”) on June 12, 2025; Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”), an operating company incorporated in China (PRC) on August 10, 2016; and Henan Qige Power Artificial Intelligence Technology Co., Ltd. (“Henan Qige”), an operating company incorporated in China (PRC) on September 25, 2024. Shanghai Qige and Henan Qige are wholly owned subsidiaries of Tian’an HK, which, in turn, is a wholly owned subsidiary of Tian’an. Collectively, these entities are referred to as “the Company.”

Currently, the Company’s operations are conducted exclusively through its subsidiaries, Shanghai Qige and Henan Qige, while Tian’an and Tian’an HK function solely as holding companies without direct operations. Initially, through Shanghai Qige, the Company specialized in technology-driven sales of power control and service systems solutions. However, in the third quarter of 2022, it transitioned its business model to focus on graphene production and the health therapy industry. The Company leverages the far-infrared heat therapy properties of graphene, integrating them into its products.

In the third quarter of 2024, the Company expanded its business by establishing Henan Qige as a wholly owned subsidiary in China to enter the healthcare service sector. Additionally, plans are underway to develop an online medicine distribution platform to facilitate medication delivery for customers.

The Company’s initial marketing efforts are in the Eastern China market with the intention of developing a nationwide marketing network. The Company has developed a reputation of excellence in product quality and after sales service.

Name of Consolidated Companies	Domicile and Date of Incorporation	Paid in Capital	Percentage of Effective Ownership	Percentage Principal Activities
Tian’an Technology Group Ltd.	April 8, 2021, British Virgin Islands	USD $0	62.05% owned by Mr. Heng Fei Yang	Investment holding
Tian’an Technology Group (HK) Limited (formerly known as Yunke Jingrong Information Technology Co., Ltd.)	October 27, 2021, Hong Kong	USD $0	100% owned by Tian’an	Investment holding
Shanghai Qige Power Technology Co., Ltd.	August 10, 2016, PRC	RMB ￥0	100% owned by Tian’an HK	Production and distribution of power drive product systems and retail healthcare products
Henan Qige Power Artificial Intelligence Technology Co., Ltd.	September 25, 2024, PRC	RMB ￥100,000	100% owned by Tian’an HK	Artificial intelligence software development and healthcare services

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the Company and its wholly-owned subsidiaries. The Company’s functional currency is the Chinese Renminbi (“RMB”); however, the accompanying consolidated financial statements have been translated and presented in United States Dollars (“USD”). All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include all adjustments that, in the opinion of management, are necessary to make the financial statements not misleading.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires Management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.

Management bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Significant estimates and assumptions by Management include, among others, valuation of inventory and taxes position and taxes payable, allowance for credit loss of financial assets, other receivables and prepayments, revenue recognition and warranty liabilities. While Management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Concentrations of Business and Credit Risks

All of the Company’s operation is located in the PRC. There can be no assurance that the Company will be able to successfully continue its operation and failure to do so would have a material adverse effect on the Company’s financial position, results of operations and cash flows. Moreover, the success of the Company’s operations is subject to numerous contingencies, some of which are beyond management’s control. These contingencies include general economic conditions, prices of raw materials, competition, governmental and political conditions, and changes in regulations. Since the Company is dependent on trade in the PRC, the Company is subject to various additional political, economic and other uncertainties. Among other risks, the Company’s operations will be subject to the risks of restrictions on transfer of funds, domestic customs, changing taxation policies, foreign exchange restrictions, and political and governmental regulations. The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between United States dollars (“USD”) and the Chinese currency Renminbi (“RMB”). The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting periods.

Statements of Cash Flows

In accordance with Statement FASB ASC Topic 230, “Statement of Cash Flows”, cash flow from the Company’s operations is calculated based upon the local currencies and translated to the reporting currency using an average foreign exchange rate for the reporting period. As a result, amounts related to assets and liabilities reported in the statements of cash flows will not necessarily be the same as the corresponding balances on the consolidated balance sheets.

Cash

Cash consist primarily of cash on hand and cash in banks which is readily available in checking and saving accounts. The Company maintains cash with various financial institutions in the PRC where its accounts are uninsured. The Company has not experienced any losses from funds held in bank accounts and believes it is not exposed to any risk on its bank accounts.

Advance to Suppliers

The Company periodically makes advances to certain vendors for purchases of raw materials or to service providers for services and records these payments as advances to suppliers. As of June 30, 2025 and December 31, 2024, advances to suppliers amounted to $621,346 and $798,851, respectively.

Inventories

Inventories are stated at the lower of cost or market value. The Company used the weighted average cost method of accounting for inventories. The Company regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine whether valuation allowance is required. As of June 30, 2025 and December 31, 2024, the Company reported inventories of $28,605 and $2,422 without inventory valuation allowance.

Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in FASB ASC 360 (formerly SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. The Company did not record any impairment loss for the six months ended June 30, 2025 and 2024.

Leases

The Company leases space from third parties for its plant sites and/or office space. In accordance with Statement FASB ASC Topic 842, the Company recognizes a right-of-use asset and lease liability at the commencement date of the of the lease contract and recognizes in profit or loss the lease cost or expense during the lease term. As an accounting policy, the Company elects not to recognize a right-of-use asset and lease liability requirement to short-term leases, which with a term of 12 months or less, instead, recognizes the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The Company generally uses an incremental borrowing rate as discount rate to measure its lease liabilities, as the rate implicit in the lease is typically not readily determinable. Certain lease agreements include renewal options that are under the Company’s control. The Company includes optional renewal periods in the lease term only when it is reasonably certain that the Company will exercise its option.

Variable lease payments include payments to lessors for taxes, maintenance, insurance and other operating costs as well as payments that are adjusted based on an index or rate. The company’s lease agreements do not contain any significant residual value guarantees or restrictive covenants.

Revenue Recognition

We adopted Accounting Standard Codification (“ASC”) Topic 606, Revenues from Contract with Customers (“ASC 606”) for all periods presented. Under ASC 606, revenue is recognized when control of the promised goods and services is transferred to the Company’s customers, in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods and services, net of value-added tax. We determine revenue recognition through the following steps:

●	Identify the contract with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied by the control of the promised goods and services is transferred to the customers, which at a point in time or over time as appropriate. The Company recognized revenue at point in time during the periods present.

Our revenues are net of value added tax (“VAT”) collected on behalf of PRC tax authorities in respect to the sales of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Fair Value of Financial Instruments

The Company measures its financial and non-financial assets and liabilities, as well as makes related disclosures, in accordance with FASB Accounting Standards Codification No. 820, Fair Value Measurement (“ASC 820”), which provides guidance with respect to valuation techniques to be utilized in the determination of fair value of assets and liabilities. Approaches include, (i) the market approach (comparable market prices), (ii) the income approach (present value of future income or cash flow), and (iii) the cost approach (cost to replace the service capacity of an asset or replacement cost). ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one more significant inputs or significant value drivers are unobservable.

Earnings (Loss) per Common Share

The basic earnings (loss) per share is calculated by dividing the Company’s net loss available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the six months ended June 30, 2025 and 2024. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. Diluted earnings (loss) per share is the same as basic earnings (loss) per share due to the lack of dilutive instruments in the Company. For the six months ended June 30, 2025 and 2024, the Company had no potential dilutive common stock equivalents outstanding.

Income Taxes

The Company is governed by the Income Tax Law and associated legislations of the PRC. The Company accounts for income taxes in accordance with FASB ASC 740 “Income Taxes” (formerly SFAS No. 109 Accounting for Income Taxes), which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets is dependent upon future earnings, if any, of which the timing and amount are uncertain.

According to ASC 740, the evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

Translation of Foreign Currencies

For subsidiaries where the functional currency is other than the U.S. dollar, the Company uses the period-end exchange rates to translate assets and liabilities, the average monthly exchange rates to translate revenue and expenses, and historical exchange rates to translate shareholders’ equity, into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive loss as a component of shareholders’ equity in the consolidated balance sheet.

	June 30,
	2025	2024
RMB: USD spot exchange rate	0.1379	0.1403
RMB: USD average biannual exchange rate	0.1396	0.1407

December 31, 2024
RMB: USD spot exchange rate	0.1391
RMB: USD average annual exchange rate	0.1404

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

For the six months ended June 30, 2025 and 2024 foreign currency translation adjustments of $320 and $3,017 respectively, have been reported as other comprehensive income (loss) in the consolidated financial statements.

Other Comprehensive Income

Other comprehensive income is defined as the change in equity during the period from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners. Other comprehensive income is not included in the computation of income tax expense or benefit. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued a new standard to improve reportable segment disclosures. The guidance expands the disclosures required for reportable segments in our annual and interim consolidated financial statements, primarily through enhanced disclosures about significant segment expenses. The standard will be effective for us beginning with our annual reporting for fiscal year 2025 and interim periods thereafter, with early adoption permitted. We have adopted this standard.

In December 2023, the FASB issued a new standard to improve income tax disclosures. The guidance requires disclosure of disaggregated income taxes paid, prescribes standardized categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard will be effective for us beginning with our annual reporting for fiscal year 2026, with early adoption permitted. We are currently evaluating the impact of this standard on our income tax disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 2 – LEASES

The Company leased office space in the PRC. Due to fluctuations in market conditions and changes in the Company’s operational space requirements, the office lease rate and office size may vary over time. As a result, the office lease term is typically within 12 months. During the periods present, the leases are within 12 months and is renewable upon mutual agreement between lessee and lessor, based on a new rental rate and office size at the renewal date. The office leases are considered as a short-term lease and the Company elected not to apply the recognition requirements for such leases. Instead, lease payments are recognized in profit or loss on a straight-line basis over the lease term and variable lease payments are recognized in the period in which the obligation is incurred. As of June 30, 2025 and December 31, 2024, the Company reported no right-of-use assets and lease liabilities.

The following table summarizes the lease costs recognized in the consolidated statements of operations and comprehensive income:

	For the Six Months Ended June 30,
	2025	2024
Operating lease cost	$-	$-
Short-term lease cost	9,800	3,800
Variable lease cost	-	-
Total lease cost	$9,800	$3,800

NOTE 3 – RELATED PARTY TRANSACTIONS

Due to related parties

During the six months ended June 30, 2025 and 2024, the Company borrowed an aggregate of $41,266 and $177,564, proceeds from Mr. Heng Fei Yang, the Company’s CEO and sole director. The Company repaid $157,185 during the six months ended June 30, 2025 and $0 in the same period in 2024. These loans are unsecured, interest-free, and repayable on demand. As of June 30, 2025 and December 31, 2024, the outstanding loan balance was $619,277 and $734,095, respectively.

Advances from related parties

On April 18, 2023, the Company entered into a sale agreement with Suzhou Aixi Health Technology Co., Ltd. (“Aixi”) to sell 100 sets of granphene based sauna rooms for approximately $253,000. The related products were delivered and sold in 2024. The Company collected $0 and $95,414 as advances from Aixi during the six months ended June 30, 2025 and 2024. As of June 30, 2025 and December 31, 2024, the ending balance was $0.

NOTE 4 – OTHER PAYABLES

As of June 30, 2025 and December 31, 2024, the Company reported $44,426 and $98,536 as its other payables, respectively. The other payables mainly consist of payables for professional services, including audit, legal, and financial statement filing services.

NOTE 5 – EQUITY

The Company is authorized to issue 100,000,000 shares of common stock without par value. As of June 30, 2025 and December 31, 2024, it had 45,518,000 shares issued and outstanding.

On July 13, 2022, the Company declared a reverse stock split to convert its outstanding common stock from 100,000,000 shares to 40,000,000 shares.

On August 22, 2022, the Company issued 5 million shares to 66 individuals for RMB 3,400,700 or approximately $500,000. The relevant subscription receivable has been collected in May and June 2022.

On October 26, 2023, the Company sold 500,000 shares to Mr. Gang Wang for $100,000. Additionally, on December 25, 2023, the Company sold 18,000 shares to Mr. Lihong Zou for $7,200. The total of 518,000 shares from these transactions was issued in 2024.

NOTE 6 – TAXES

Income Taxes

British Virgin Islands (“BVI”)

Tian’an is registered in BVI and are not subject to tax on income or capital gain. In addition, payments of dividends by Tian’an to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, Tian’an HK, is incorporated in Hong Kong and have no operating profit or tax liabilities during the period. Tian’an HK is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

The PRC

The Company’s subsidiary operating in the PRC is subject to the Corporate Income Tax Law of the PRC at a unified income tax rate of 25%. The reconciliation of income tax rate to the effective income tax rate for the six months ended June 30, 2025 and 2024 from our continuing operation is as follows:

	For the Six Months Ended June 30,
	2025	2024
Income (loss) before income taxes from operations in the PRC	$20,115	$(103,149)
Statutory income tax rate	25%	25%
Income tax expense at statutory rate	5,029	(25,787)
Tax effect of net operating loss carryforward	(5,029)	-
Valuation allowance of deferred tax assets	-	25,787
Income tax expense	$-	$-

Management believes that it is more likely than not that the deferred tax assets will not be fully realizable in the future. Accordingly, the Company provided for a full valuation allowance against its deferred tax assets of $147,411 for the six months ended June 30, 2025, primarily relating to net operating loss carryforwards from the local tax regime.

Value-Added Tax and Other Withholding and Other Levies

The Company’s products are sold in the PRC and are subject to VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company for raw materials and other materials included in the cost of producing or acquiring its finished products. The Company records a VAT payable net of payments if the VAT payable on the gross sales is larger than VAT paid by the Company on purchase of materials or finished goods: otherwise, the Company records a VAT deductible in the accompanying financial statements net of any VAT payable at the end of reporting periods. As of June 30, 2025 and December 31, 2024, the Company recorded VAT payable of $4,428 and $18,545, respectively.

The Company is also subject to various local government levies, including stamp tax, urban construction tax, and additional education tax. The rates for these levies are minimal and vary across the different jurisdictions in which the Company operates. Additionally, the Company serves as the withholding agent for personal income tax on employee salaries. As of June 30, 2025 and December 31, 2024, the Company recorded $105 and $0 in other levies and tax withholdings.

NOTE 7 – EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. The dilutive effect of potential common shares outstanding is included in diluted earnings (loss) per share. The following table sets forth the computation of basic and diluted earnings (loss) per share for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
Net income (loss) attributable to common shareholders	$20,115	$(103,149)
Weighted average common shares outstanding – Basic and diluted	45,518,000	45,501,016
Earnings (loss) per shares – basic and diluted	$0.00	$(0.00)

NOTE 8 – STATUTORY RESERVES

Under the laws of the PRC the Company’s subsidiaries are required to make appropriations to the statutory reserve based on after-tax net earnings and determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory reserve should be at least 10% of the after-tax net income until the reserve is equal to 50% of the registered capital. The statutory reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. The reserves amounted to $0 and $0 as of June 30, 2025 and December 31, 2024.

NOTE 9 – CONCENTRATIONS OF RISK

The Company is exposed to the following concentration risks:

a.	Credit risk and major customers

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

As of June 30, 2025 and December 31, 2024, 100% of the Company’s cash including cash on hand and deposits in accounts were maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of a bank’s failure. However, the Company has not experienced any such losses and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company’s key customers are located in the PRC. The Company has not entered into long-term supply contracts with any of these major customers. During the six months ended June 30, 2025 and 2024, the Company’s customers that accounted for 10% or more of the Company’s revenue were listed as follows:

	For the Six Months Ended June 30,
Customers	2025	2024
A	33%	-
B	1%	59%
C	25%	21%
D	20%	-

The suppliers accounted for 10% or more of the Company’s purchases during the six months ended June 30, 2025 and 2024.

	For the Six Months Ended June 30,
Suppliers	2025	2024
AA	79%	76%
BB	21%	-
CC	-	24%

b.	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

c.	Exchange rate risk

The Company reports its financial statements in U.S. dollars (USD). However, the majority of its revenues and costs are denominated in Chinese Renminbi (RMB), and a significant portion of its assets and liabilities are also held in RMB. As a result, the Company is exposed to foreign exchange risk, as fluctuations in the exchange rate between USD and RMB may impact its revenues and financial results. A depreciation of RMB against USD would reduce the value of RMB-denominated revenues and assets when translated into USD.

The Company does not hold any derivative or other financial instruments that would expose it to substantial market risk.

d.	Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operation may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy. The outbreak of COVID-19 pandemic has expanded all over the world since the beginning of 2020, which has greatly slowdown the growth of the global economy, including the PRC, and this effect might be continued until the COVID 2019 was controlled by the human being. The slowdown of the growth of the PRC’s economy might has adversely effect on our current business and future developments if we would not catch the opportunities of the increasing demand of medical from the popular residents.

The Company’s operations in the PRC are subject to special considerations. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2025	By:	/s/ Hengfei Yang
	Name:	Hengfei Yang
	Title:	Chief Executive Officer